THELEN REID & PRIEST LLP
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                                                        ------------------------

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                                  July 27, 2005


Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:   Mr. Mark P. Shuman


      RE:   ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
            POST-EFFECTIVE AMENDMENT NO. 1 TO FORM S-1
            FILE NO. 333-117486

            FORM 10-K FOR THE YEAR ENDED DECEMBER 31,2004
            FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005
            FILE NO. 0-29793

Ladies and Gentlemen:

     Transmitted herewith is the response of Artemis International Solutions Corporation (the "Company") to the comments made in your letter dated July 19, 2005 to Robert S. Stefanovich, CFO of the Company. Your comments and the Company's response are set forth below.

Form 10-K for the year ended December 31, 2004
----------------------------------------------

Item 9A. Controls and Procedures
--------------------------------

     1. You state that an internal control system "can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In your response letter, tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your


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July 27, 2005
Page 2


          disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

     RESPONSE:

     The Company has confirmed that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The Company has also confirmed that the chief executive officer and chief financial officer have concluded the Company's disclosure controls and procedures are effective at that reasonable assurance level.

     2. We note that you evaluated the effectiveness of your disclosure controls and procedures as of a date within 90 days prior to the filing of your report. The evaluation of your disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act is to be made as of the end of each fiscal quarter. Please advise us whether your disclosure controls and procedures were effective as of December 31, 2004 and, with respect to your subsequent periodic filing, March 31, 2005.

     RESPONSE:

     The Company has confirmed that its disclosure controls and procedures were effective as of December 31, 2004 and with respect to the subsequent periodic filing as of March 31, 2005.

     3. Your disclosure with respect to any changes in your internal control over financial reporting does not meet the requirements of Item 308(c) of Regulation S-K. For example, your disclosure states that "there were no significant changes made in [y]our internal controls over financial reporting." Item 308 requires the disclosure of any change that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control. Please confirm that for the quarter ended December 31, 2004 there were no changes in your internal control over financial reporting that occurred during the quarter that materially affected, or were reasonably likely to materially affect, your internal, control over financial reporting. This comment also applies to your subsequent periodic filing. Please see Item 308(c) and Release No. 33-8238 for additional guidance.

     RESPONSE:

     The Company has confirmed that for the quarters ended December 31, 2004 and March 31, 2005, there were no changes in its internal control over financial reporting that occurred during the respective quarters that materially affected, or were reasonably likely to materially affect the Company's internal control over financial reporting.

     4. Please confirm that you will note the foregoing comments when preparing your periodic filings.


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July 27, 2005
Page 3


     RESPONSE:

     The Company has confirmed that it will note the foregoing comments when preparing its periodic filings.


                                            THELEN REID & PRIEST LLP
                                            Counsel for Artemis International
                                            Solutions Corporation

                                            By:/s/ Harvey K. Newkirk
                                            ------------------------------------
                                                   Harvey K. Newkirk, Esq.

cc: Robert S. Stefanovich
    Charles Savoni, Esq.
    Artemis International Solutions Corporation

    Robert S. Matlin, Esq.
    Thelen Reid & Priest LLP